UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 16, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Fairway Group Holdings Corp.

File No. 333-184063 - CF#29362

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Fairway Group Holdings Corp. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 24, 2012.

Based on representations by Fairway Group Holdings Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.18   through October 25, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Lilyanna L. Peyser
Special Counsel